Exhibit 99.C

Bradley & Daytona Railway and Land Co.

5753 Highway 85 N #5974

Crestview, FL 32536

Via UPS and via Email

November 12, 2026

Corporate Secretary
Power REIT
301 Winding Road
Old Bethpage, NY 11804

Attn: Mr. David H. Lesser
Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer

Re: Bradley & Daytona Railway and Land Co. LLC, et al. v. Power REIT, et al., Circuit Court for Baltimore County, Case No. C-03-CV-26-005096

Dear Mr. Lesser and Members of the Board of Trustees:

1. The litigation. On October 28, 2026, we filed the action referenced above to compel the Trust to call and hold a special meeting of holders of Power REIT Series A Preferred Stock to elect two additional trustees under Section 8(a) of the Articles Supplementary.

2. Issuance of additional Series A shares. The Trust’s preliminary proxy statement filed September 3, 2026, states that the Trust “may pursue the sale of additional shares of Series A Preferred Stock” and that such sales could “obtain the votes necessary to approve the Preferred Stock Proposal.” Issuing additional Series A shares to influence the outcome of the conversion vote or the Section 8(a) election would be in violation of the Board’s fiduciary duties. If the Trust proceeds, we will seek relief from the Court, including injunctive relief, and will pursue all other available remedies.

3. Demand. We demand that the Trust immediately cease and desist from any sale or issuance of, or agreement to issue, shares of Series A Preferred Stock before the Section 8(a) election of two additional trustees has been held. The issuance of Series A shares to obtain votes for the Preferred Stock Proposal, or to dilute the voting power of existing holders, will not be tolerated. If the Trust proceeds, we will seek emergency injunctive relief from the Court and will pursue every remedy available against the Trust and those responsible. The Trust must further preserve all documents concerning any actual or contemplated issuance or sale of Series A Preferred Stock.

Exhibit 99.C

Bradley & Daytona Railway and Land Co.

5753 Highway 85 N #5974

Crestview, FL 32536

The Trust is on notice. We reserve all rights.

Sincerely,

/s/ Alexander Kachmar

Alexander Kachmar

cc:

Messrs. D’Aguilar, Haynes, Morrison and Susman, Independent Trustees
David Cacciapaglia
Leslie Marlow, Blank Rome LLP (listed counsel on January 24, 2025, S-3 Registration)

Shapiro Sher, Counsel for the Plaintiffs